FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N.A.

The index of exhibits may be found at Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date:  March 20, 2006

HURRAY! HOLDING CO., LTD.

Form 6-K

Page

Signature	Page 2

Notice of Meeting and Proxy Statement for Extraordinary General Meeting of Shareholders	Exhibit 99.1

Proxy card for holders of ordinary shares	Exhibit 99.2

Notice of meeting and voting instruction card for holders of American Depositary Receipts	Exhibit 99.3

Exhibit 99.1

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street

Dong Cheng District, Beijing 100005, the People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on April 3, 2006

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders of Hurray! Holding Co., Ltd. will be held on April 3, 2006 at 10:00 a.m., Beijing time, at our principal executive offices at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dong Cheng District, Beijing, 100005, the People’s Republic of China, for the following purposes:

1.

To authorize our company’s board of directors, in its discretion, to cause our company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the company from time to time and at any time through open-market transactions in the aggregate amount of up to US$15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.

2.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on February 24, 2006 are entitled to vote at the extraordinary general meeting.

FOR THE BOARD OF DIRECTORS

/s/ Qindai Wang
Qindai Wang
Chairman of the Board of Directors, President and Chief Executive Officer

Beijing, China

March 3, 2006

HURRAY! HOLDING CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the extraordinary general meeting of shareholders to be held on April 3, 2006 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The extraordinary general meeting will be held at our principal executive offices at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dong Cheng District, Beijing, 100005, the People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about March 3, 2006.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Jesse Liu, our Chief Financial Officer, if you hold our ordinary shares, or to Citibank N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on February 24, 2006 are entitled to vote at the extraordinary general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of February 24, 2006, 2,229,764,140 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 1,582,488,000 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares entitled to vote at the meeting will constitute a quorum.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the extraordinary general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposal 1 and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of extraordinary general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank N.A. may vote those shares at the extraordinary general meeting.

Citibank N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank N.A. from a holder of ADSs by March 27, 2006 at 10:00 a.m., New York time, Citibank N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the extraordinary general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

2

PROPOSAL 1

AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY

TO REPURCHASE OUR SHARES

At the extraordinary general meeting, shareholders are requested to authorize our board of directors, in its discretion, to cause us to repurchase our ordinary shares or American Depositary Shares representing ordinary shares from time to time and at any time through open-market transactions in the aggregate amount of up to US$15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law. No such share repurchase shall be implemented, however, for the purpose of materially reducing the liquidity of our securities on the Nasdaq National Market or of engaging in a “going private” transaction.

If this proposal is approved, our board of directors would not be required to implement any share repurchase program and would only do so if it is determined that such program would be in the best interests of our company and shareholders. At this time, our board of directors believes that the most likely purposes for implementing a share repurchase program would be to take advantage of what it considers to be undervaluation of our shares in the financial marketplace and to use excess cash balances. However, such a program may be implemented for any other purpose deemed appropriate by our board, including, without limitation, to provide consideration in the context of an acquisition, an exchange of our shares or the issuance of our shares upon the exercise of stock options.

Our board of directors would have sole responsibility for determining the price and terms of any repurchase, the amount of the repurchase and its timing. We may employ brokers and other parties from time to time to assist us in effecting any share repurchases. Any of our ordinary shares or American Depositary Shares which are repurchased would be cancelled and would be returned to the pool of authorized but unissued shares. To date, we have never repurchased any of our ordinary shares or American Depositary Shares.

We and our board of directors fully intend to comply with all applicable U.S. laws, laws of the People’s Republic of China and other laws in connection with any repurchases we may make. If this proposal is approved, the shareholders’ authorization will remain valid until our shareholders adopt a new resolution which expressly modifies or terminates the effect of this authorization.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal 1.

THE BOARD RECOMMENDS A VOTE FOR THE

AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY

TO REPURCHASE OUR SHARES.

3

OTHER MATTERS

We know of no other matters to be submitted to the extraordinary general meeting. If any other matters properly come before the extraordinary general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Qindai Wang
Qindai Wang
Member of the Board of Directors, President and Chief Executive Officer

Dated: March 3, 2006

4

Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF HURRAY! HOLDING CO., LTD.

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 3, 2006

The undersigned shareholder of Hurray! Holding Co., Ltd., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders and proxy statement, each dated March 3, 2006, and hereby appoints Qindai Wang and Jesse Liu or any one of them, as proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on April 3, 2006 at 10:00 a.m., Beijing time, at the Company’s principal executive offices at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dong Cheng District, Beijing 100005, the People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matter set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposal:

PROPOSAL NO. 1:

Authorize the Company’s board of directors, in its discretion, to cause the Company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the Company from time to time and at any time through open-market transactions in the aggregate amount of up to $15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.

[    ]      FOR                    [    ]       AGAINST            [    ]      ABSTAIN

[The signature page follows.]

1

DATED: , 2006

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

2

Exhibit 99.3

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hurray! Holding Co., Ltd.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	447773102.
ADS Record Date:	February 24, 2006.
Meeting Specifics:

Extraordinary General Meeting of Shareholders - April 3, 2006 at 10:00 A.M. (Beijing time) at the Company’s principal executive offices, Room 305 - 306, China Resources Building, 8 Jian Guo Men Bei Street, Dong Cheng District, Beijing, 100005, the People’s Republic of China.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on March 27, 2006.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of Hurray! Holding Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	100 ordinary shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADSs, evidenced by ADRs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on March 27, 2006.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nev-

ertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for the Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Deposited Securities, and the Amended and Restated Memorandum and Articles of Association of the Company, to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives voting instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that, Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

*             As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of any applicable law and the Amended and Restated Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and shall not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on March 27, 2006 for action to be taken.

2006 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

HURRAY! HOLDING CO., LTD. (the “Company”)

ADS CUSIP No.:	447773102.
ADS Record Date:	February 24, 2006.
Meeting Specifics:	Extraordinary General Meeting of Shareholders - April 3, 2006 at 10:00 A.M. (Beijing time) at the Company’s principal executive offices, Room 305 - 306, China Resources Building, 8 Jian Guo Men Bei Street, Dong Cheng District, Beijing 100005, the People’s Republic of China.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meetings and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives voting instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities( whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that, Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting right.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

PROPOSAL

1.	Approval to authorize the Company’s board of directors, in its discretion, to cause the Company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the Company from time to time and at any time through open-market transactions in the aggregate amount of up to $15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.

Issues HURRAY! HOLDING CO., LTD.

Resolution 1	For	Against	Abstain

	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

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